FULCRUM THERAPEUTICS, INC.

26 Landsdowne Street

Cambridge, MA 02139

August 13, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fulcrum Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-244136

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Fulcrum Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-244136), so that it may become effective at 4:00 p.m. Eastern time on August 17, 2020, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

FULCRUM THERAPEUTICS, INC.

By:	/s/ Robert J. Gould
Name: Robert J. Gould
Title: President and Chief Executive Officer

cc:	Lia Der Marderosian
Wilmer Cutler Pickering Hale and Dorr LLP